

Mail Stop 3561

November 2, 2016

Jason C. Chang
President
Sunstock, Inc.
111 Vista Creek Circle
Sacramento, California 95835

      Re: Sunstock, Inc.
             Post Effective Amendment No. 2 to Registration Statement on Form S-1
             Filed October 26, 2016
             File No. 333-198085

Dear Mr. Chang:

We have limited our review of your amendment to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your amendment and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment and the information you provide in response to these comments, we may have additional comments.

Incorporation of Certain Information by Reference, page 30

1. In order to incorporate information by reference under Item 12(b) of Form S-1, a smaller reporting company must first meet the eligibility requirements of General Instruction VII. Because you were a shell company within the previous three years and because you are offering penny stock, it appears that you do not meet these eligibility requirements. See General Instruction VII.D.1.a and VII.D.1.c of Form S-1 and SEC Release No. 33–10003. Accordingly, please delete this section.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Charlie Guidry, Staff Attorney, at 202-551-3621, Lilyanna Peyser, Special Counsel, at 202-551-3222, or me at 202-551-3720 with any other questions.

Sincerely,

/s/ Lilyanna Peyser for

Mara L. Ransom
Assistant Director
Office of Consumer Products

cc: Anthony A. Patel, Esq.